

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Mr. Xinyu Peng, Chief Financial Officer and Secretary
China Recycling Energy Corporation
12/F, Tower A, Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi An City, Shan Xi Province, China 710068

> **Re:** **China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 12, 2010**
> **File No. 001-34625**

Dear Mr. Peng:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

Overview, page 1

Business History, page 1

1. Please revise the last paragraph on page 3 to clarify the relevance of these economic stimulus plans to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

2. You reference Phase I of the Erdos TCH project in the second paragraph on page 3. Please expand this discussion to describe the status of Phases I, II and III of the Erdos TCH project. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Competition, page 6

3. In the fourth bullet on page 7 you state that your provision of "BOT" services is an advantage over your competitors. Please expand to define or explain BOT services.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 22

4. Please include a comparative analysis of non-operating income and expenses, income tax expense and the effective tax rates for the years presented.

Liquidity and Capital Resources, page 23

Loan Payable – Collective Capital Trust Plan, page 24

5. Please expand your disclosure in the third paragraph on page 25, or elsewhere as appropriate, to describe the Erdos Power Generation Projects you first reference in the third paragraph on page 25.

6. Please expand your disclosure in the fourth paragraph on page 25 to disclose the "benefits from the Clean Development Mechanism" you expect to receive.

7. In the fifth paragraph on page 25 you state, in part, "accordingly, was eliminated in the consolidation." The context of your disclosure makes it unclear what was eliminated. Please revise to clarify.

Item 8. Financial Statements and Supplementary Data, page 26

8. We note that your auditors are located in California. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

    *   Whether another auditor was involved in the audit of the People's Republic of China operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People's Republic of China.

Report of Independent Registered Public Accounting Firm, page 26

9. Please include a conformed signature of the independent accountant to indicate the report was manually signed. Please refer to Part 302 of Regulation S-T.

Consolidated Statements of Stockholders Equity, page 29

10. Please include an analysis of changes in non-controlling interests in the statement. Please refer to ASC 50-10-S99-1.

Consolidated Statements of Cash Flows, page 30

11. Please tell us how you present cash flows used in constructing power generating systems and received from the sale/leasing of power generating systems and explain why your presentation complies with FASB ASC 230. In doing so, please reconcile the relevant line items in the statement of cash flow such as "Gross investment in sales-type leases" and "Construction in progress" to the consolidated balance sheet.

Notes to Consolidated Financial Statements, page 31

12. If revenues from transactions with a single external customer amount to ten percent or more of your revenues, please disclose that fact and the total amount of revenues from each such customer. Refer to FASB ASC 280-10-50-42.

13. Please disclose whether value added taxes are presented on a gross basis (included in revenues and costs) or a net basis (excluded from revenues). For any such taxes that are reported on a gross basis, please disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. Refer to ASC 605-45-50-3 and 605-45-50-4. In addition, please explain to us in detail the nature of the deductible VAT other receivable disclosed in Note 6 and why such amount can be used to offset future VAT payable and is appropriately reflected as an asset.

Note 2. Summary of Significant Accounting Policies, page 33

Basis of Consolidation, page 33

14. You disclose that Erdos TCH is a 90% owned subsidiary. However, on page 2 you disclose that you own 80% of Erdos TCH and in notes 1 and 13 to the financial statements you disclose that you currently receive 80% of the profits from Erdos TCH. Please tell us how the Erdos TCH joint venture is structured and the reasons for an

allocation of profits on a basis that differs from equity ownership interests. In addition, please revise your disclosure on page 2 or in note 1 to the financial statements regarding your ownership interest in the JV as appropriate.

Sales-type Leasing and Related Revenue Recognition, page 34

15. Please disclose your accounting policy for contingent rental income and the total contingent rentals included in income for each year presented. Refer to ASC 840-10-50-5 and 840-30-50-4c. Please provide us with an example of your proposed disclosure.

Basic and Diluted Earnings Per Share, page 36

16. Please tell us whether the dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If so, please clarify your disclosure regarding the method(s) applied to compute diluted earnings per share.

Note 3. Net Investment in Sales-Type Leases, page 39

17. You disclose that TRT systems leased to Xingtai are accounted for as sales-type leases. However, your response to comment 8 in our letter dated October 3, 2007 states that the lease with Xingtai was accounted for as a direct financing lease. Please tell us why you changed your accounting method for the lease and the impact of the accounting change, if any, on your financial statements or otherwise advise.

18. Please explain to us how you determined minimum lease payments and the discount rate used to measure unearned income under each lease contract. Please also explain to us why future minimum lease payments do not include amounts representing executory costs, such as maintenance, taxes and insurance.

19. We note that you discuss the sales-type lease agreements with each customer in note 1 with the exception of the agreement with Zhangzhi. Please tell us why the arrangement with Zhangzhi is not disclosed in note 1 or elsewhere in the document.

Note 15. Income Tax, page 43

20. Please disclose the significant components of income tax expense attributable to continuing operations for each year presented. Those components would include, for example, current and deferred tax expense. Refer to FASB ASC 740-10-50-9.

Note 17. Loan Payable – Collective Capital Trust Plan, page 44

21. Please tell us whether or not you consolidated Beijing Trust and the basis for your conclusion. In your response, please discuss in detail your application of the consolidation guidance in ASC 810. If Beijing Trust is consolidated, please disclose that fact in your consolidation accounting policy in Note 2. If Beijing Trust is a variable

interest entity, please provide the disclosures required by ASC 810-10-50-8 through ASC 810-10-50-19 to the extent applicable. In addition, please tell us and expand your disclosure in future filings to describe the terms of the agreement to share the benefits from the Clean Development Mechanism under the Kyoto Protocol equally with Beijing Trust and to pay the management stimulation profit (or incentive benefit) as discussed in Form 8-K filed December 8, 2009. Further, please tell us how you are accounting for these provisions and how these provisions will affect your consolidated financial statements.

Note. 18. Convertible Notes Payable and Revolving Financing Agreement, page 45

22. Please tell us why the convertible notes are classified as current liabilities in your consolidated balance sheets. Please reference the GAAP guidance which supports the current classification.

23. Please tell us how you account for interest on convertible debt that is paid-in-kind. To the extent material, please disclose your accounting policy for paid-in-kind interest in future filings. Refer to FASB ASC 470-20-30-16 through 470-20-30-18.

24. Please provide the disclosures required by ASC 825-20-50 for the convertible note registration payment arrangements disclosed on page 47.

Note 19. Stock-Based Compensation, page 47

25. Please disclose the number and weighted-average exercise price of stock options exercisable at the end of the year. In addition, for fully vested options and options expected to vest at the latest balance sheet date please disclose the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding and currently exercisable. Refer to ASC 718-10-50-2c.iii and 718-10-50-2e.

26. Please tell us how you are accounting for the warrants issued to investor relations firms. Please specifically discuss your determination of measurement dates and the facts that support the measurement dates of the awards. Please also address your accounting for the changes in fair value of the awards between the issuance date of the awards and their measurement dates. Refer to FASB ASC 505-50-30.

Item 9A. Controls and Procedures, page 51

Internal Control Over Financial Reporting, page 51

27. Please include a statement as to whether or not internal control over financial reporting is effective. Please refer to Item 308T(a)(3) of Regulation S-K.

Changes in Internal Control Over Financial Reporting, page 52

28. Please specifically disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting rather than providing the qualified disclosure presently provided. Please refer to Item 308T(b) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 52

29. We note that you have effective Registration Statements on Form S-8 that incorporate by reference all documents subsequently filed pursuant to the Securities Exchange Act. As such, please file the written consent of your independent accountant in accordance with Item 601(b)(23) of Regulation S-K.

Signatures, page 54

30. Please include the signatures of your principal financial officer and controller or principal accounting officer in the second signature section. Please refer to general instruction D.2. of Form 10-K. Please also confirm in your response whether your principal financial officer and controller or principal accounting officer have manually signed a copy of this 10-K, and if not, why.

Definitive Proxy Statement on Schedule 14A

Executive Officers and Directors, page 4

31. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

Corporate Governance and Nominating Committee, page 6

32. Please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding your nominating committee's process for identifying and evaluating director nominees. Please make sure to state whether the committee considers diversity in identifying director nominees, whether the committee has a related policy, and if so, how such policy is implemented.

33. Please provide the disclosure required by Item 407(h) of Regulation S-K regarding your board leadership structure and its role in risk oversight. In this regard, we note that Guohua Ku serves as both your Chief Executive Officer and Chairman of the Board.

Executive Compensation, page 8

Summary Compensation Table, page 8

34. Please provide disclosure explaining why your Chief Financial Officer's salary is significantly greater than your Chief Executive Officer's salary. Refer to Item 402(o) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2010

35. We note that your disclosure in your Form 8-K filed on May 5, 2010 that you entered into a material loan agreement with Industrial Bank Co., Ltd., Xi'an Branch. Please confirm that you will file a copy of this agreement with your next periodic report. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3348 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jim Thornton
        McKenna Long & Aldridge LLP
        Via Fax (404) 527-4198